FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of Asugust, 2002 , 2001

KeyWest Energy Corporation
(Translation of registrant's name into English)

#1200, 520 - 5 Avenue S.W., Calgary, Alberta T2P 3R7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KeyWest Energy Corporation
(Registrant)

Date: September 13, 2002

By: [signature]
[Print] Name: Mary C. Blue
Title: Executive Vice-President

KEYWEST ENERGY CORPORATION

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone (403) **261-2766** • Fax (403) 234-9637
www.keywestenergy.com

For Immediate Release
August 6, 2002

Press Release
KeyWest Energy - Second Quarter Results

Calgary, Alberta: **KeyWest Energy Corporation** posted strong operational and financial results for the second quarter ended June 30, 2002. The Company showed significant production gains as the result of a successful drilling program.

Highlights are as follows:

- Production was up 53% to 6,161 boepd (70% oil).
- KeyWest drilled 20 wells resulting in 13 oil wells, three gas wells and four dry holes for an 80% success rate. In the first six months of the year the Company drilled 32 wells resulting in 20 oil wells, five gas wells and seven dry holes.
- Oil prices were up 7% to $32.64 Cdn. per bbl. Gas prices, however, were down 34% to $3.94 Cdn per mcf.
- Cash flow for the second quarter was up 20% to $8.2 million ($0.16 per share) while earnings were down 8% to $2.6 million ($0.05 per share).
- Net capital expenditures in the second quarter totalled $6.2 million, down 59% as a result of KeyWest's sale of non-core Saskatchewan properties. Exploration and development expenses were $10.8 million.
- During the second quarter KeyWest raised $12 million in new equity at $2.05 per share. At June 30th the Company had long-term debt of $20.7 million.
- The Company anticipates drilling 25 wells over the balance of the year, half of which will be exploratory locations.

KeyWest is a rapidly growing junior oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol KWE.

Information Contact: Mary C. Blue, Executive Vice-President, or
Carrie L. McLauchlin, Vice-President, Finance
(403) 261-2766

(Attached to and forming part of a Press Release dated August 6, 2002)

Highlights (unaudited)		Three months ended June 30, **2002**		2001		Six months ended June 30, **2002**		2001
Operating								
Production								
Oil - bopd		**4,490**		2,803		**4,254**		2,663
Gas – mcf/d		**10,029**		7,337		**10,206**		7,496
Total – boepd (6 mcf = 1 bbl)		**6,161**		4,026		**5,955**		3,912
Product Prices ($Cdn before hedging gain or loss)								
Oil - $/bbl	**$**	**32.64**	$	30.62	**$**	**29.83**	$	29.50
Gas - $/mcf	**$**	**3.94**	$	5.94	**$**	**3.68**	$	7.48
Drilling Activity								
Oil wells		**13.0**		2.0		**20.0**		10.0
Gas wells		**3.0**		4.0		**5.0**		6.0
Dry holes		**4.0**		3.0		**7.0**		8.0
Total wells		**20.0**		9.0		**32.0**		24.0
Net wells		**19.5**		7.1		**31.0**		18.9
Financial ($000's Cdn except per share numbers)								
Gross production revenue	**$**	**16,020**	$	11,931	**$**	**28,611**	$	26,131
Cash flow from operations	**$**	**8,232**	$	6,839	**$**	**14,310**	$	15,584
per share - basic	**$**	**0.16**	$	0.14	**$**	**0.28**	$	0.33
- diluted	**$**	**0.15**	$	0.14	**$**	**0.27**	$	0.31
Earnings	**$**	**2,639**	$	2,875	**$**	**4,217**	$	6,446
per share - basic	**$**	**0.05**	$	0.06	**$**	**0.08**	$	0.14
- diluted	**$**	**0.05**	$	0.06	**$**	**0.08**	$	0.13
Weighted average shares outstanding		**51,356**		47,547		**51,328**		47,704
Shares outstanding - June 30th		**55,281**		47,272		**55,281**		47,272
Capital expenditures								
Exploration & development	**$**	**10,776**	$	5,922	**$**	**19,506**	$	17,403
Acquisitions (divestitures)	**$**	**(4,567)**	$	9,327	**$**	**(4,318)**	$	11,461
Working capital (deficiency)	**$**	**(3,826)**	$	580	**$**	**(3,826)**	$	580
Long-term debt	**$**	**20,714**	$	20,390	**$**	**20,714**	$	20,390
Shareholders' equity	**$**	**65,576**	$	46,418	**$**	**65,576**	$	46,418

Q2

SECOND QUARTER REPORT 2002

KEYWEST ENERGY CORPORATION

OPPORTUNITIES FOR GROWTH

Highlights

(unaudited)	Three months ended June 30, 2002	2001	Six months ended June 30, 2002	2001
Operating				
Production				
Oil – bopd	**4,490**	2,803	**4,254**	2,663
Gas – mcf/d	**10,029**	7,337	**10,206**	7,496
Total – boepd (6 mcf = 1 bbl)	**6,161**	4,026	**5,955**	3,912
Product Prices ($Cdn before hedging gain or loss)				
Oil – $/bbl	**$ 32.64**	$ 30.62	**$ 29.83**	$ 29.50
Gas – $/mcf	**$ 3.94**	$ 5.94	**$ 3.68**	$ 7.48
Drilling Activity				
Oil wells	**13.0**	2.0	**20.0**	10.0
Gas wells	**3.0**	4.0	**5.0**	6.0
Dry holes	**4.0**	3.0	**7.0**	8.0
Total wells	**20.0**	9.0	**32.0**	24.0
Net wells	**19.5**	7.1	**31.0**	18.9
Financial (000's Cdn except per share numbers)				
Gross production revenue	**$ 16,020**	$ 11,931	**$ 28,611**	$ 26,131
Cash flow from operations	**$ 8,232**	$ 6,839	**$ 14,310**	$ 15,584
per share – basic	**$ 0.16**	$ 0.14	**$ 0.28**	$ 0.33
– diluted	**$ 0.15**	$ 0.14	**$ 0.27**	$ 0.31
Earnings	**$ 2,639**	$ 2,875	**$ 4,217**	$ 6,446
per share – basic	**$ 0.05**	$ 0.06	**$ 0.08**	$ 0.14
– diluted	**$ 0.05**	$ 0.06	**$ 0.08**	$ 0.13
Weighted average shares outstanding	**51,356**	47,547	**51,328**	47,704
Shares outstanding – June 30, 2002	**55,281**	47,272	**55,281**	47,272
Capital expenditures				
Exploration & development	**$ 10,776**	$ 5,922	**$ 19,506**	$ 17,403
Acquisitions (divestitures)	**$ (4,567)**	$ 9,327	**$ (4,318)**	$ 11,461
Working capital (deficiency)	**$ (3,826)**	$ 580	**$ (3,826)**	$ 580
Long-term debt	**$ 20,714**	$ 20,390	**$ 20,714**	$ 20,390
Shareholders' equity	**$ 65,576**	$ 46,418	**$ 65,576**	$ 46,418

President's Report

Operations Review

KeyWest's production was up 53% in the second quarter, averaging 6,161 barrels of oil equivalent per day (boepd) compared to 4,026 boepd a year ago. Second quarter production was comprised of 4,490 barrels of oil per day (bopd) and 10 million cubic feet per day (mmcf/d) of gas.

The Company's significant production gains were attributable to a successful drilling program: a total of 20 locations were drilled resulting in 13 oil wells, three gas wells and four dry holes for an 80% success rate. Ten oil wells were drilled at Bassano and three at Chin Coulee. Two of the gas successes were on KeyWest's new eastern Alberta gas exploration play and a gas well was also drilled at Carbon. The Company's average interest in its second quarter drilling was an exceptionally high 97.5%.

KeyWest drilled a total of 32 wells to the end of June and forecasts that it will drill approximately 25 more wells over the balance of the year. About half the wells will follow up on recent drilling successes and the other half will be exploratory wells in search of new pool reserves.

Management's Discussion and Analysis

Management's discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

Financials and product prices are reported in Canadian dollars unless otherwise stated.

Summary

The following tables comprise a summary of comparative operations (including netbacks) on a boe basis for the three-month periods ended June 30, 2002 and 2001 together with a breakdown of netbacks by product for the three months ended June 30, 2002.

Summary of Operations

Three months ended June 30,	2002		2001	
Production	**6,161 boepd**		4,026 boepd	
	(000's)	**($/boe)**	(000's)	($/boe)
Field Netback:				
Oil and gas production revenue	**$16,928**	**$ 30.19**	$ 11,775	$ 32.14
Hedging gain (loss)	**(908)**	**(1.62)**	156	0.43
Gross revenue	**16,020**	**28.57**	11,931	32.57
Royalties	**(3,906)**	**(6.97)**	(2,534)	(6.92)
Operating expenses	**(2,647)**	**(4.72)**	(1,534)	(4.19)
FIELD NETBACK	**$ 9,467**	**$ 16.88**	$ 7,863	$ 21.46
General and administrative	**(959)**	**(1.71)**	(682)	(1.86)
Interest expense	**(201)**	**(0.36)**	(222)	(0.60)
Current taxes	**(75)**	**(0.13)**	(120)	(0.33)
CASH FLOW NETBACK	**$ 8,232**	**$ 14.68**	$ 6,839	$ 18.67
Depletion and depreciation	**(3,720)**	**(6.63)**	(2,455)	(6.70)
Site restoration	**(285)**	**(0.51)**	(159)	(0.43)
Future taxes	**(1,588)**	**(2.83)**	(1,350)	(3.69)
EARNINGS	**$ 2,639**	**$ 4.71**	$ 2,875	$ 7.85

Netback by Product

Three months ended June 30, 2002

	Oil		**Natural Gas**		**Total**	
Production	**4,490 bopd**		**10,029 mcf/d**		**6,161 boepd**	
	(000's)	**($/bbl)**	**(000's)**	**($/mcf)**	**(000's)**	**($/boe)**
Field netback:						
Production revenue	$ 13,335	$ 32.64	$ 3,593	$ 3.94	$ 16,928	$ 30.19
Hedging gain (loss)	(818)	(2.00)	(90)	(0.10)	(908)	(1.62)
Total revenue	12,517	30.64	3,503	3.84	16,020	28.57
Royalties	(3,058)	(7.49)	(848)	(0.93)	(3,906)	(6.97)
Operating expenses	(1,940)	(4.75)	(707)	(0.77)	(2,647)	(4.72)
FIELD NETBACK	**$ 7,519**	**$ 18.40**	**$ 1,948**	**$ 2.14**	**$ 9,467**	**$ 16.88**

Outlook

KeyWest continues to make strong gains in its operational and financial performance. Prices, however, will continue to have a major impact on cash flow and earnings. The outlook for oil prices remains positive because of Middle East tensions and the ongoing discipline of the OPEC nations in managing their production. Canadian gas continues to lag last year's prices as a result of high storage levels and reduced exports to the U.S. Pacific Northwest due to cooler summer temperatures. The fall and winter outlook nevertheless remains positive given anticipated falling gas production and improving demand forecasts. KeyWest is about 70% oil weighted which we consider a strong plus in view of healthy oil prices and near term gas price fluctuations.

As a result of its recent equity issue and increased credit lines, KeyWest is well positioned financially to maintain its active growth through a combination of internally generated drilling opportunities and strategic purchases. The Company is evaluating a number of potential property acquisitions and we anticipate that a transaction will be completed in the coming months.

Given the current turmoil in equity markets and the multitude of recent corporate scandals, we believe investing in a solid oil and gas company like KeyWest will provide investors with superior long-term gains. KeyWest actively seeks to add value for its shareholders and will always be bound by the principles of integrity, honesty and loyalty to its shareholders.

On behalf of the Board of Directors,

Harold V. Pedersen
President
August 6, 2002

Consolidated Balance Sheets

	June 30 2002	December 31 2001
	(unaudited)	(audited)
Assets		
Current assets:		
Receivables	**$ 6,388,521**	$ 5,348,233
Capital assets	**107,741,988**	99,638,139
	$ 114,130,509	$ 104,986,372
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 10,214,306**	$ 8,131,594
Long-term debt	**20,714,356**	30,907,821
Provision for site restoration	**1,525,158**	990,158
Future taxes	**16,100,919**	13,962,144
Shareholders' equity		
Share capital (note 1)	**46,750,028**	35,788,333
Retained earnings	**18,825,742**	15,206,322
	65,575,770	50,994,655
	$ 114,130,509	$ 104,986,372

See accompanying notes to financial statements.

On behalf of the Board:

Director
Harold V. Pedersen

Director
Mary C. Blue

Consolidated Statements of Operations and Retained Earnings

(unaudited)	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Operations:				
Revenue:				
Oil and gas production	**$ 16,019,738**	$ 11,931,249	**$ 28,610,981**	$ 26,131,374
Royalties	**(3,906,319)**	(2,533,791)	**(6,678,812)**	(5,594,722)
	12,113,419	9,397,458	**21,932,169**	20,536,652
Expenses:				
Operating	**2,646,906**	1,534,208	**5,078,674**	3,094,780
General and administrative	**958,591**	682,352	**1,859,249**	1,312,107
Interest	**200,445**	222,221	**484,066**	305,769
Depletion and depreciation	**3,720,180**	2,454,540	**7,083,680**	4,683,850
Site restoration	**285,000**	159,000	**535,000**	307,900
	7,811,122	5,052,321	**15,040,669**	9,704,406
Earnings before taxes	**4,302,297**	4,345,137	**6,891,500**	10,832,246
Taxes:				
Current	**75,000**	120,000	**200,000**	240,000
Future	**1,588,000**	1,350,000	**2,475,000**	4,146,000
	1,663,000	1,470,000	**2,675,000**	4,386,000
Earnings	**$ 2,639,297**	$ 2,875,137	**$ 4,216,500**	$ 6,446,246
Retained earnings, beginning of period	**16,593,595**	10,961,335	**15,206,322**	7,826,703
Share repurchases	**(407,150)**	(617,442)	**(597,080)**	(1,053,919)
Retained earnings, end of period	**$ 18,825,742**	$ 13,219,030	**$ 18,825,742**	$ 13,219,030
Weighted average number of common shares outstanding	**51,355,528**	47,547,044	**51,328,265**	47,703,891
Earnings per share – basic	**$ 0.05**	$ 0.06	**$ 0.08**	$ 0.14
– diluted	**$ 0.05**	$ 0.06	**$ 0.08**	$ 0.13

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(unaudited)	Three months ended June 30, **2002**	2001	Six months ended June 30, **2002**	2001
Cash provided by (used in):				
Operating:				
Earnings	**$ 2,639,297**	$ 2,875,137	**$ 4,216,500**	$ 6,446,246
Items not affecting cash:				
Depletion and depreciation	**3,720,180**	2,454,540	**7,083,680**	4,683,850
Site restoration	**285,000**	159,000	**535,000**	307,900
Future taxes	**1,588,000**	1,350,000	**2,475,000**	4,146,000
Cash flow from operations	**8,232,477**	6,838,677	**14,310,180**	15,583,996
Change in non-cash working capital	**850,865**	(1,280,079)	**1,053,086**	(1,596,419)
	9,083,342	5,558,598	**15,363,266**	13,987,577
Financing:				
Common shares issued	**10,857,460**	102,733	**10,965,290**	132,373
Increase (decrease) in long-term debt	**(12,098,686)**	11,804,503	**(10,193,465)**	20,389,940
Shares acquired and cancelled	**(625,794)**	(945,178)	**(936,900)**	(1,792,461)
	(1,867,020)	10,962,058	**(165,075)**	18,729,852
Investing:				
Oil and gas property (acquisitions) dispositions	**4,566,927**	(9,327,086)	**4,318,144**	(11,460,990)
Expenditures on capital assets	**(10,776,108)**	(5,921,783)	**(19,505,673)**	(17,403,096)
Site restoration expenditures	**–**	(118,200)	**–**	(118,200)
Change in non-cash working capital	**(1,007,141)**	(1,775,103)	**(10,662)**	(3,230,956)
	(7,216,322)	(17,142,172)	**(15,198,191)**	(32,213,242)
Increase (decrease) in cash	**–**	(621,516)	**–**	504,187
Cash position, beginning of period	**–**	254,518	**–**	(871,185)
Cash position, end of period	**$ –**	$ (366,998)	**$ –**	$ (366,998)
Cash flow per share – basic	**$ 0.16**	$ 0.14	**$ 0.28**	$ 0.33
– diluted	**$ 0.15**	$ 0.14	**$ 0.27**	$ 0.31

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to consolidated financial statements.

Selected Notes to Consolidated Financial Statements

Six months ended June 30, 2002 (unaudited)

The interim consolidated financial statements of KeyWest Energy Corporation ("KeyWest" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

1. Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:	Number of shares		Assigned value
Balance, December 31, 2001	49,364,381	$	35,788,333
Private placement of shares	5,853,659		12,000,001
Exercise of stock options	502,166		405,548
Shares acquired and cancelled	(439,522)		(339,820)
Share issue costs, net of future taxes	–		(504,034)
Share purchase loans	–		(600,000)
Balance, June 30, 2002	**55,280,684**	**$**	**46,750,028**

On May 2, 2002 the Company issued, by way of private placement, 5,853,659 common shares at $2.05 per share for gross proceeds of $12,000,001. The Company has received promissory notes for loans totaling $600,000 which enabled three Company vice-presidents to collectively purchase 292,683 common shares under the private placement. The loans bear interest at bank prime rate and are repayable in three annual installments commencing May 1, 2006. The loans are subject to approval at the next scheduled shareholders meeting.

The Company has an employee stock option plan under which both employees and directors are eligible to receive option grants. At June 30, 2002, a total of 4,639,168 options with exercise prices between $0.65 and $2.40 were outstanding and exercisable at various dates to the year 2006.

	Number of options		Weighted average exercise price
Stock options outstanding at December 31, 2001	4,251,334	$	0.98
Granted	980,000		2.27
Exercised	(502,166)		0.81
Cancelled	(90,000)		1.09
Stock options outstanding at June 30, 2002	**4,639,168**	**$**	**1.12**
Exercisable at June 30, 2002	**2,450,833**	**$**	**0.81**

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for stock options granted to employees and directors. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro-forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

($ thousands, except per share amounts)	Three months ended June 30, 2002	Six months ended June 30, 2002
Earnings – as reported	$ **2,639**	$ **4,217**
Earnings – pro forma	$ **2,109**	$ **3,546**
Earnings per share – as reported	$ **0.05**	$ **0.08**
Earnings per share – pro forma	$ **0.04**	$ **0.07**

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 50%.

2. Financial instruments:

In 2002, oil and gas production revenue has been reduced by $1.2 million (2001 – increase of $1.8 million) due to commodity and foreign exchange hedging activities. At June 30, 2002 the Company had the following financial hedging positions outstanding:

	Volume	% of Current Production*	Collar Floor	Collar Ceiling
Gas ($Cdn)	(mcf/d)		($/mcf)	($mcf)
Quarter 3 – 2002	3,000	27%	$4.22	$5.13
Oil ($US)	(bopd)		($/bbl)	($/bbl)
Quarter 3 – 2002	2,340	53%	24.02	25.88
Quarter 4 – 2002	1,500	34%	25.14	26.17
Foreign Exchange	($US)		(Cdn/US)	(Cdn/US)
Quarter 3 – 2002	$500,000/month (July only)		61.6¢	63.0¢

* Current production is 6,250 boe per day comprising 4,375 bopd and 11.0 mmcf/d of gas.

At June 30, 2002, had the contracts been settled on that date, a loss of $430,000 would have been realized.

Corporate Information

Directors

Ronald L. Belsher [1,2]
Calgary, Alberta

Mary C. Blue
Executive Vice-President
Calgary, Alberta

David Crevier [1,3]
Corporate Secretary
Montreal, Quebec

Alain Lambert [2]
Montreal, Quebec

Hugh Mogensen
Chairman
Victoria, B.C.

Harold V. Pedersen [2]
President
Calgary, Alberta

Lyle D. Schultz [3]
Calgary, Alberta

J. Ronald Woods [1,3]
Toronto, Ontario

1 Audit & Reserves Committee
2 Compensation Committee
3 Corporate Governance Committee

Management

Harold V. Pedersen
President

Mary C. Blue
Executive Vice-President

Steve Sugianto
Vice-President,
Engineering & Corporate
Development

Bruce M. Beynon
Vice-President, Exploration

Carrie McLauchlin
Vice-President, Finance
& Chief Financial Officer

Darwyn B. Miles
Southern Engineering Manager

Tom Greschner
Production Manager

Thom Vysohlid
Land Manager

Ruth A. DeGama
Manager Production Services

Head Office

1200, 520 - 5 Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 261-2766
Facsimile: (403) 234-9637

Website: www.keywestenergy.com

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: KWE

Registrar and Transfer Agent
Computershare Trust Company of Canada,
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Oil & Gas Group,
Calgary, Alberta

Auditors
KPMG LLP,
Calgary, Alberta

Evaluation Engineers
Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Solicitors
Burnet, Duckworth & Palmer
Calgary, Alberta

Colby, Monet, Demers, Delage & Crevier,
Montreal, Quebec

KEYWEST
ENERGY CORPORATION

KEYWEST
ENERGY CORPORATION

200, 520 - 5 Avenue S.W. Calgary, Alberta T2P 3R7
Telephone: (403) 261-2766 Facsimile: (403) 234-9637
Website: www.keywestenergy.com